                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------
                                  SCHEDULE 13D
                           -------------------------

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 VitalCom Inc.
  ---------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $0.0001 per share
  ---------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  9271917104
  ---------------------------------------------------------------------------
                                (CUSIP Number)


                               Michael E. Singer
             Executive Vice President and Chief Financial Officer
                           Data Critical Corporation
                           19820 North Creek Parkway
                           Bothell, Washington 98011
                                (425) 482-7000
  ---------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                March 12, 2001
  ---------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l9(e), 13d-1(f) or Rule 13(g), check the following box [ ].

                                  SCHEDULE 13D
CUSIP NO. 9271917104

------------------------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DATA CRITICAL CORPORATION

     91-1901482
------------------------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [  ]
                                                        (b) [  ]
------------------------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     00
------------------------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [  ]
------------------------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
------------------------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER
       NUMBER OF               0
  SHARES BENEFICIALLY   ------------------------------------------------------------------------
       OWNED BY           8.   SHARED VOTING POWER
         EACH                  5,703,962 (1)
       REPORTING        ------------------------------------------------------------------------
      PERSON WITH         9.   SOLE DISPOSITIVE POWER
                               0
                        ------------------------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                               0
------------------------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,703,962 (1)
------------------------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
------------------------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      63.0%
------------------------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 9271917104

------------------------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JEFFREY S. BROWN

------------------------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [  ]
                                                        (b) [  ]
------------------------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     00
------------------------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [  ]
------------------------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
------------------------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER
       NUMBER OF               0
  SHARES BENEFICIALLY   ------------------------------------------------------------------------
        OWNED BY          8.   SHARED VOTING POWER
          EACH                 5,703,962 (1)
       REPORTING        ------------------------------------------------------------------------
      PERSON WITH         9.   SOLE DISPOSITIVE POWER
                               0
                        ------------------------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                               0
------------------------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,703,962 (1)
------------------------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
------------------------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      63.0%
------------------------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 9271917104

------------------------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MICHAEL E. SINGER

------------------------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [  ]
                                                        (b) [  ]
------------------------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     00
------------------------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [  ]
------------------------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
------------------------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER
       NUMBER OF               0
  SHARES BENEFICIALLY   ------------------------------------------------------------------------
        OWNED BY          8.   SHARED VOTING POWER
          EACH                 5,703,962 (1)
       REPORTING        ------------------------------------------------------------------------
      PERSON WITH         9.   SOLE DISPOSITIVE POWER
                               0
                        ------------------------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                               0
------------------------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,703,962 (1)
------------------------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
------------------------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      63.0%
------------------------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------------------------

(1) See Items 4 and 5 hereof.

                            SCHEDULE 13D STATEMENT

     This statement on Schedule 13D, filed by Data Critical Corporation, a Delaware corporation ("Data Critical"), Jeffrey S. Brown ("Brown"), an individual who is a United States citizen, and Michael E. Singer ("Singer"), an individual who is a United States citizen, is filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended. Data Critical, Brown, and Singer are each referred herein as a "Reporting Person" and collectively as the "Reporting Persons". This statement is being jointly filed by the Reporting Persons pursuant to a joint filing agreement filed as Exhibit 1 hereto.

ITEM 1 - SECURITY AND ISSUER

     The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the "Shares" or the "Issuer Common Stock"), of VitalCom Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 15222 Del Amo Avenue, Tustin, California 92780.

ITEM 2 - IDENTITY AND BACKGROUND

     (a)-(c) Data Critical is a designer and manufacturer of wireless health information communication systems used by hospitals and physicians. The principal business address of Data Critical is located at 19820 North Creek Parkway, Suite 100, Bothell, Washington 98011. To the best of Data Critical's knowledge as of the date hereof, the name, business address, present principal occupation or employment of each executive officer and director of Data Critical, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in
Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

     Brown is the Chairman of Data Critical. Singer is an Executive Vice President and the Chief Financial Officer of Data Critical. The principal business address for each of them is 19820 North Creek Parkway, Suite 100, Bothell, Washington 98011.

     (d) During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the other persons listed on Schedule I attached hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the other persons listed on Schedule I attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Data Critical is organized under the laws of Delaware. Each director and executive officer of Data Critical, including Brown and Singer, is a citizen of the United States.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Data Critical entered into the Merger Agreement providing for the merger (the "Merger") of Viper Acquisition Corporation ("Viper") with and into the Issuer with the Issuer as the surviving corporation, pursuant to which each outstanding Share will be converted into the right to receive 0.62 shares of common stock, par value $0.001 per share, of Data Critical. The Merger is subject to the approval of the issuance of Data Critical common stock in the Merger by Data Critical's stockholders, the approval of the Merger by the Issuer's stockholders and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

     As a further inducement for Data Critical to enter into the Merger Agreement and in consideration thereof, Warburg, Pincus Ventures, L.P., ABS Capital Partners, L.P., Vertical Fund Associates, L.P., Vertical Life Sciences, L.P., Frank T. Sample, Warren J. Cawley, John R. Graham, Stephen E. Hannah and Cheryl L. Isen (collectively, the "Stockholders"), each entered into a Voting Agreement (collectively the "Voting Agreements"), each dated as of March 12, 2001, with Data Critical whereby each Stockholder agreed to vote all of the Shares beneficially owned by such Stockholder in favor of approval and adoption of the Merger Agreement. Data Critical did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

     Pursuant to the Voting Agreements, the Stockholders granted an irrevocable proxy to Brown and Singer (collectively, the "Proxy Holders") to vote their Shares at any meeting of stockholders or to act by written consent.

     References to, and descriptions of, the Merger Agreement and the Voting Agreements, respectively, as set forth above in this Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement, respectively, included as Exhibits 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety, respectively, where such references and descriptions appear.

ITEM 4 - PURPOSE OF TRANSACTION

     (a)-(j) The information set forth, or incorporated by reference, in Item 3 is hereby incorporated herein by reference.

     Pursuant to the Voting Agreements, the Stockholders have agreed to vote all of the Shares beneficially owned by them in favor of the approval and adoption of the Merger Agreement. The Voting Agreements terminate upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement. The name of each Stockholder and the number of outstanding shares of Issuer Common Stock held by each Stockholder are set forth on Schedule II hereto, which is incorporated herein by reference.

     The purpose of the Voting Agreements is to facilitate consummation of the Merger.

     Upon consummation of the Merger as contemplated by the Merger Agreement,
(a) Viper will be merged into the Issuer, (b) the Certificate of Incorporation and Bylaws of the Issuer will be replaced by the Certificate of Incorporation and Bylaws of Viper, (c) the Shares will cease to be authorized for listing on the Nasdaq National Market and (d) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement, included as Exhibits 2 and 3, to this Schedule 13D, and are incorporated in this Item 4 in their entireties where such references and descriptions appear.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

     (a) As a result of entering into the Voting Agreements, the Reporting Persons may be deemed to own beneficially 5,703,962 Shares of the Issuer Common Stock, or approximately 63.0% of the Issuer Common Stock, based on the number of Shares and options to purchase Shares outstanding on March 16, 2001, as represented by the Issuer.

     (b) By virtue of the Voting Agreements, the Reporting Persons may be deemed to share with the respective Stockholders the power to vote Shares of the Issuer Common Stock subject to the Voting Agreements. However, the Reporting Persons (i) are not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreements and (ii) disclaim any beneficial ownership of the Shares of the Issuer Common Stock that are covered by the Voting Agreements. See the information in Item 2 with respect to the Stockholders and the information in Items 3 and 4 with respect to the Voting Agreements, which information is incorporated herein by reference.

     (c) None of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the other persons listed on Schedule I hereto, has engaged in any transaction in any Shares of the Issuer Common Stock during the 60-day period immediately preceding the date hereof except as described herein.

     (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock obtainable by the Reporting Persons.

     (e)  Not applicable.

     Reference to, and descriptions of, the Merger Agreement and Voting Agreements as set forth in this Item 5, are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as Exhibits 2 and 3 to this Schedule 13D, and are incorporated in this
Item 5 in their entireties where such references and descriptions appear.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the form of Voting

Agreement are included as Exhibits 2 and 3 to this Schedule 13D. Except as described in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of Data Critical has any other contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of the Issuer.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT       DESCRIPTION
-------       -----------
1.            Joint Filing Agreement, dated March 26, 2001, among Data Critical Corporation and the Proxy Holders

2.            Agreement and Plan of Merger, dated as of March 12, 2001, by and among Data
              Critical Corporation, Viper Acquisition Corporation and VitalCom Inc. (without exhibits).

3.            Form of Voting Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 26, 2001               DATA CRITICAL CORPORATION

                                    By:    /s/ Michael E. Singer
                                           -----------------------------------
                                    Name:  Michael E. Singer
                                    Title: Executive Vice President and Chief
                                           Financial Officer


                                           /s/ Jeffrey S. Brown
                                           -----------------------------------
                                           Jeffrey S. Brown


                                           /s/ Michael E. Singer
                                           -----------------------------------
                                           Michael E. Singer


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                  SCHEDULE I

     The following tables set forth the name, business mailing address and present principal occupation or employment of each director and executive officer of Data Critical. Except as indicated below, each such person is a U.S. citizen, and the business mailing address of each such person is c/o Data Critical Corporation, 19820 North Creek Parkway, Suite 100, Bothell, Washington 98011.

                              Board of Directors

Name                                            Present Principal Occupation
     David E. Albert, M.D.           Chief Scientist and Chairman Emeritus, Data Critical
                                     Corporation

     John V. Atanasoff               Retired

     Jeffrey S. Brown                President and Chief Executive Officer, RadioFrame Networks,
                                     Inc.

     Richard L. Earnest              Chief Executive Officer, Data Critical Corporation

     George M. Middlemas             Managing General Partner, Apex Investment Partners

     Michael E. Singer               Executive Vice President, Corporate Development and Chief
                                     Financial Office, Data Critical Corporation

     David B. Swedlow                Principal, The Swedlow Group

                   Executive Officers Who Are Not Directors

Name                                              Present Principal Occupation
Bradley R. Harlow              Senior Vice President of Business Development and General Manager,
                               Data Critical Corporation

Robert A. May                  Vice President of Operations, Data Critical Corporation

                                  SCHEDULE II

     The following sets forth the name of each Stockholder that is a party to a Voting Agreement and the number of shares of Common Stock of VitalCom Inc. beneficially owned by each such Stockholder. Except as indicated below, each such person that is an individual is a U.S. citizen, and the business mailing address of each such person is c/o VitalCom Inc., 15222 Del Amo Avenue, Tustin, California 92780.

Stockholder                            Number of Shares

Warburg, Pincus Ventures, L.P.                3,915,181
466 Lexington Avenue
New York, NY  10017-3147

ABS Capital Partners, L.P.                      457,062
1 South Street
Baltimore, MD 21202

Vertical Fund Associates, L.P.                  264,441
25 DeForest Avenue
Summit, New Jersey 07901

Vertical Life Sciences, L.P.                      9,700
25 DeForest Avenue
Summit, New Jersey 07901

Frank T. Sample (1)                             626,566

Warren J. Cawley (1)                            125,562

John R. Graham (1)                              217,831

Stephen E. Hannah (1)                            46,271

Cheryl L. Isen (1)                               41,348

(1) Includes shares held by such Stockholder and options exercisable within 60 days of March 16, 2001.

                                       11